Headhunter Group PLC. Form 13G.
1.	Bluemont International Limited.
2.	NA
3.	NA
4.	Republic of Seychelles
5.	1 274 620
6.	0
7.	1 274 620
8.	0
9.	1 274 620
10.	Not Applicable
11.	2.5%
12.	OO
Item 1.
(a)	Name of Issuer: Headhunter Group PLC
(b)	Address of Issuers Principal Executive Offices:
 9/10 Godovikova St., Moscow, 129085, Russia

Item 2.
(a)	Name of Person Filing: Bluemont International Limited
(b)	Address of Bluemont International Limited:
  1st Floor, # 5 DEKK House, De Zippora Street,
P.O. Box 456, Providence Industrial Estate,
Mahe, Republic of Seychelles.
(c)	Citizenship of the Reporting Person:
 Bluemont International Limited is organized
under the laws of the Republic of Seychelles.
(d)	Title of Class of Securities:
 Ordinary Shares with nominal value EUR 0.02 per share
(e)	CUSIP Number: 42207L106.

Item 3.
Not applicable.

Item 4.
Ownership (a-c)
The ownership information presented below represents
beneficial ownership of Ordinary Shares of the Issuer as of
December 31, 2022, based upon 50,635,720 Ordinary Shares
outstanding.
Amount beneficially owned:  3,984,505
 Percent of class: 7.9%


Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the
Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
 I certify that the information set forth in this statement is true, complete and correct.

Date: 8/3/2023 Bluemont International Limited.